SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11- K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

COMMISSION FILE NO. 1-7410

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

MELLON FINANCIAL CORPORATION

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(K) RETIREMENT SAVINGS PLAN — 11K

Page
Financial Statements and Schedules (With Independent Auditors’ Report Thereon)	1-17

Signatures	18

Index to Exhibits	19

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

Independent Auditors’ Report

Corporate Benefits Committee

Mellon Financial Corporation:

We have audited the accompanying statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2003

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001
Non-interest bearing cash	$—	11,137
Investments, at fair value (notes 3 and 7):
Collective trust funds	395,382,619	431,278,679
Registered investment companies	274,714,624	336,650,598
Common stock	334,885,470	461,828,763
Loans to participants	23,156,233	27,309,749

Total investments	1,028,138,946	1,257,067,789
Pending investment sales and other receivables	3,984,848	199,644
Due from predecessor plan (note 10)	3,948,551	—

Total assets	1,036,072,345	1,257,278,570

Liabilities
Cash overdrafts	2,711,442	—
Pending investment purchases and other payables	4,732,043	—

Total liabilities	7,443,485	—

Net assets available for benefits (note 9)	$1,028,628,860	1,257,278,570

See accompanying notes to financial statements.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Contributions:
Employer matching contributions (note 1)	$29,099,114	19,576,261
Employee contributions	66,042,066	58,397,261
Rollover contributions	6,512,959	4,342,991

Total contributions	101,654,139	82,316,513
Investment income:
Net (depreciation) appreciation in fair value of investments (note 7)	(274,383,758)	(205,258,946)
Collective trust funds income	8,451,766	6,942,290
Registered investment companies dividend income	2,561,314	2,877,663
Dividends from common stock	5,916,768	10,300,025
Interest income on loans to participants	1,720,870	2,025,463

Total investment loss	(255,733,040)	(183,113,505)
Participants’ withdrawals	(94,376,763)	(77,643,755)

Net decrease	(248,455,664)	(178,440,747)
Transfers from predecessor plans (note 10)	19,805,954	180,883,703
Net assets available for benefits (note 9):
Beginning of year	1,257,278,570	1,254,835,614

End of year	$1,028,628,860	1,257,278,570

See accompanying notes to financial statements.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established to cover the salaried employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following (note 3): Dreyfus Disciplined Stock Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Growth Fund, Daily Liquidity Asset Allocation Fund, Dreyfus Premier Core Value Fund, Dreyfus Premier Third Century Fund, Dreyfus Premier Technology Growth Fund, Dreyfus International Value Fund, Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. – Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio, Dreyfus-Certus Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Mellon Stable Income Fund (through October 2002 only), Self-Directed Account, and Mellon Financial Corporation Common Stock.

Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation.

(b)	Contributions

An eligible employee of the Corporation may enroll in the Plan upon receipt of a Personal Identification number. Eligible employees hired during 2000 were able to participate in the Plan on January 1, 2001. Eligible employees hired prior to 2000 were eligible to participate in the Plan following completion of one year of service.

Salary reduction contributions may be made at a rate of 1% to 75% (16% prior to July 1, 2002)of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

limit prescribed by the tax laws ($11,000 in 2002 and $10,500 in 2001, respectively). Employees may change the rate of contribution or discontinue contributions at any time.

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, special rules imposed by IRC Section 415 limit the amount of contributions that may be allocated to the account of each participant.

Each semimonthly pay period, the Corporation makes a matching contribution to the Plan in an amount equal to 65% (50% for Plan years commencing prior to January 1, 2002) of the first 6% of each participant’s salary reduction contribution. For Plan years commencing prior to January 1, 2001, the matching contribution could not exceed $3,000 per year for any individual participant. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange.

The Corporation is permitted to make discretionary contributions, as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s accounts and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2002 and 2001.

(c)	Vesting

Participants are immediately vested in their salary reduction contributions, any rollover contributions and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service. Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

Matching contribution balances of participants of the Employees’ Savings and Profit Sharing Plan of Buck Consultants, Inc. (the Buck Plan) (see note 10) that were transferred to the Plan are fully vested for participants who have three years of service. For participants who do not have three years of service, matching contributions made to the Buck Plan for the year ended March 31, 2000 became fully vested on December 31, 2001, and matching contributions made to the Buck Plan for the period ended December 31, 2000 became fully vested on December 31, 2002.

Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996 were merged into the Plan. Those participant balances are subject to the vesting schedule of the former Dreyfus Profit-Sharing Plan. Under that schedule, participants became fully vested after completing five years of service.

(d)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited. At December 31, 2002, the forfeited nonvested accounts that were unallocated to participants totaled $61,429 ($172,560 in 2001). These accounts will be

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

used to reduce future employer contributions. Also, in 2002, employer contributions were reduced by $227,700 ($300,000 in 2001) from forfeited nonvested accounts.

(e)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998.

(f)	Loans to Participants

Loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account which is not attributable to employer matching contributions or discretionary contributions. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 9).

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. The funds listed below are the investment options for salary reduction contributions as of December 31, 2002. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

Collective Trust Funds:

(a)	Dreyfus-Certus Stable Value Fund

The Dreyfus-Certus Stable Value Fund is a collective investment fund that seeks high current interest income and stability of principal. The fund invests principally in investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts consisting of high-quality fixed income securities held within contracts to minimize market volatility, and short-term money market instruments.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve your principal investment, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and seeks price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund, the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the S&P 500® Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The S&P 500® Index is widely used as the benchmark for large-capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond) and cash markets of the United States. A computer model is used to evaluate the risks and returns of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% S&P 500® Index, 30% Lehman Brothers Long-Term Treasury Index and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® (Free) Index is a widely-used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

Registered Investment Companies:

(a)	Dreyfus Disciplined Stock Fund

The Dreyfus Disciplined Stock Fund seeks investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500® Composite Stock Index. The fund is not an index fund. The fund invests in a blended portfolio of growth and value stocks chosen through quantitative and qualitative measures.

(b)	Dreyfus Founders Worldwide Growth Fund

The Dreyfus Founders Worldwide Growth Fund is a global fund seeking long-term capital growth. The fund invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The fund may purchase securities in any foreign country, as well as the United States, emphasizing both emerging and established growth companies that generally have strong performance records and market positions. Sixty-five percent of the fund’s total assets are normally invested in three or more countries, but not more than 50% of its total assets are invested in the securities of any one foreign country.

(c)	Dreyfus LifeTime Portfolios, Inc.

The following three investment portfolios are provided:

Income Portfolio

The Income Portfolio seeks maximum current income. Capital appreciation is a secondary goal. The portfolio’s benchmark allocation is 67.5% in investment grade bonds, 22.5% in stocks of large companies and 10% in cash, and normally is invested in that allocation.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Growth and Income Portfolio

The Growth and Income Portfolio seeks maximum total return (capital appreciation, plus current income). The portfolio’s benchmark allocation is 50% in stocks and 50% in investment grade bonds, although the actual mix may range between 35% and 65% in stocks depending on market and economic conditions.

Growth Portfolio

The Growth Portfolio seeks capital appreciation. The portfolio’s benchmark allocation is 80% in stocks and 20% in investment grade bonds, although the actual mix of stocks and bonds may range between 65% to 100% in stocks and 0% to 35% in bonds.

(d)	Dreyfus Founders Growth Fund

The Dreyfus Founders Growth Fund seeks long-term capital growth through investment of at least 65% of its total assets in common stock of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength and continuous operating records of three years or more. The fund also may invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

(e)	Dreyfus Premier Third Century Fund

The Dreyfus Premier Third Century Fund seeks to provide capital growth, with current income as a secondary goal. The fund invests primarily in equities of companies that meet traditional investment standards and contribute to the quality of life in the United States of America. It examines a company’s treatment of the environment, its occupational health and safety, consumer protection, product safety and hiring practices. The fund may not invest in tobacco companies; otherwise, it does not automatically exclude any companies from consideration.

(f)	Dreyfus Premier Technology Growth Fund

The Dreyfus Premier Technology Growth Fund seeks capital appreciation. The fund invests in common stocks of growth companies of any size that Dreyfus believes are leading producers or beneficiaries of technological innovation. Up to 25% of the fund’s total assets may be invested in foreign securities. In choosing stocks, the fund looks for sectors in technology that are expected to outperform on a relative scale. Among the sectors evaluated are those that develop, produce or distribute products or services in the computer, semi-conductor, electronics, communications, healthcare, biotechnology, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

(g)	Dreyfus Premier Core Value Fund

The Dreyfus Premier Core Value Fund seeks long-term capital growth as a primary objective, with current income as a secondary objective. The fund invests primarily in common stocks of large capitalization value companies and securities convertible into common stock. Value companies are

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

companies that appear underpriced according to certain financial measurements of their fundamental worth or business prospects (such as price-to-earnings or price-to-book ratios). It may invest up to 20% of assets in foreign securities. The fund may invest up to 5% of assets in debt securities.

(h)	Dreyfus Founders Discovery Fund

The Dreyfus Founders Discovery Fund seeks capital appreciation by targeting small and relatively unknown companies with high growth potential. The fund normally invests at least 65% of its total assets in common stocks of small-cap companies; generally those companies with market capitalizations of less than $2.5 billion. The fund may invest up to 30% of its total assets in foreign securities. It may also invest in larger companies if, in the view of the fund’s investment management, they represent better prospects for capital appreciation

(i)	Dreyfus International Value Fund

The Dreyfus Premier International Value Fund seeks long-term capital growth. The fund invests in equity securities of value companies in at least three foreign countries and limits its investments in any single company to no more than 5% of its assets at the time of purchase. A value company is one that appears underpriced according to certain financial measurements of its fundamental worth or business prospects.

(j)	Self-Directed Account

Effective as of January 1, 2001, the investment options include a Self-Directed Account in which participants may direct the purchase of mutual funds. The minimum initial investment in the Self-Directed Account shall be $5,000 and subsequent transfers from any other fund into the Self-Directed Account must be of at least $1,000. The maximum amount that a participant may elect to invest in the Self-Directed Account is fifty percent (50%) of his account balance. Accordingly, a participant must have a least a $10,000 account balance to be eligible to invest in the Self-Directed Account.

There can be no assurance that the stated objective of any of the funds can be achieved.

Common Stock:

Mellon Financial Corporation Common Stock

The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company’s performance and its long term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds as described in the Plan document based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, and Founders Asset Management LLC.

The Plan holds 12,823,816 and 12,276,150 shares of Mellon Financial Corporation common stock as of December 31, 2002 and 2001, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated February 25, 1999, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7)	Investments

Investments of each fund as of December 31, 2002 and 2001 were as follows:

	Total investments
	2002	2001
Investments at fair value as determined by quoted market price
Registered investment companies:
Dreyfus Founders Discovery Fund	$38,039,627	53,693,614
Dreyfus LifeTime Portfolios, Inc. – Income Portfolio	5,593,250	5,302,316
* Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio	52,040,192	62,206,221
Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio	18,541,454	22,196,928
* Dreyfus Disciplined Stock Fund	95,278,768	125,114,180
Dreyfus Founders Worldwide Growth Fund	14,044,092	18,949,035
Dreyfus Founders Growth Fund	3,514,461	1,336,242
Dreyfus Premier Technology Growth Fund	5,706,181	5,690,871
Dreyfus International Value Fund	5,436,214	2,100,663
Dreyfus Premier Third Century Fund	1,916,761	1,181,922
Dreyfus Premier Core Value Fund	29,898,350	36,196,149
* Mellon Financial Corporation Common Stock**	334,885,470	461,828,763
Self-Directed Account	4,705,274	2,682,457

	609,600,094	798,479,361
Investments at estimated fair value
Collective trust funds:
* Dreyfus-Certus Stable Value Fund	66,845,184	10,126,325
* Daily Liquidity Money Market Fund	107,092,255	125,170,677
* Daily Liquidity Stock Index Fund	161,191,244	212,655,720
Daily Liquidity Aggregate Bond Index Fund	47,302,041	33,553,089
Daily Liquidity Asset Allocation Fund	6,101,622	3,928,583
Daily Liquidity International Stock Index Fund	6,850,273	6,249,634
Mellon Stable Income Fund	—	39,594,651
Loans to participants	23,156,233	27,309,749

	418,538,852	458,588,428

Total investments	$1,028,138,946	1,257,067,789

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Corporation’s matching contribution is deposited to this fund. In addition, Plan participants may direct their investments to this fund.

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MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan’s investments (including realized losses of $20,383,578 in 2002 and $13,116,372 in 2001 on investments bought and sold) appreciated (depreciated) in value respectively, as follows:

	2002	2001
Investments at fair value as determined by quoted market price:
Registered investment companies	$(131,177,125)	(63,362,980)
Common stock	(143,206,633)	(141,895,966)

	$(274,383,758)	(205,258,946)

(8)	Summary of Investment Activity in Mellon Financial Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to investments in Mellon Financial Corporation Common Stock is as follows:

	December 31
	2002	2001
Net assets:
Common stock	$334,885,470	461,828,763

	Year ended December 31
	2002	2001
Changes in net assets:
Contributions *	$33,348,133	23,777,555
Dividends	5,916,768	10,300,025
Net (depreciation) appreciation (including realized losses of $5,053,898 in 2002 and $7,896,922 in 2001)	(143,206,633)	(141,895,966)
Participant withdrawals	(31,673,006)	(31,201,982)
Net transfers from (to) participant-directed investments	501,847	699,655
Transfer in from predecessor plan	8,169,598	—

	$(126,943,293)	(138,320,713)

*

As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2002 and 2001 totaled $4,249,019 and $4,201,294, respectively.

(Continued)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(9)	Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$1,028,628,860	1,257,278,570
Amounts allocated to withdrawing participants	—	(50,200)

Net assets available for benefits per the Form 5500	$1,028,628,860	1,257,228,370

The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:

December 31, 2002
Benefits paid to participants per the financial statements	$94,376,763
Less: amounts allocated to withdrawing participants at December 31, 2001	(50,200)

Benefits paid to participants per the Form 5500	$94,326,563

(10)	Plan Mergers

On December 18, 2000, the board of directors of the Corporation approved the merger of the Employees’ Savings and Profit Sharing Plan of Buck Consultants, Inc. (the Buck Plan), a plan maintained by a subsidiary of the Corporation, with and into the Plan with the Plan being the surviving plan. The merger was effective as of January 1, 2001. The assets and liabilities of the Buck Plan became assets and liabilities of the Plan as of the merger date. The assets of the Buck Plan were transferred to the Plan on December 3, 2001. As of the date of the transfer, the net assets in the Buck Plan approximated $180,884,000.

On January 1, 2002, current participants in the Mellon Investor Services Retirement Savings Plan (MIS Plan) became participants in the Plan. However, the assets of the MIS Plan have not been transferred to the Plan as of the date of this report.

On June 3, 2002, the assets of the Mellon Unifi 401(k) Plan ($7,210,893) and the assets of the Mellon Employee Stock Ownership Plan ($8,646,510) were transferred to the Plan, as a result of plan mergers that were approved by the board of directors of Mellon Financial Corporation to be effective June 1, 2002.

(Continued)

Effective as of the close of business on December 31, 2002 the Founders Asset Management LLC 401(k) Profit Sharing Plan was merged into the Plan. Assets of $3,948,551 related to this merger were transferred from the predecessor plan into the Plan as of January 7, 2003.

(11)	Plan Amendments

During 2002, certain amendments to the Plan were approved, including, without limitation, certain mandatory requirements and optional provisions as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001. Amendments included an increase in the employer match from 50% to 65% and an increase to the deferral limit from 16% of eligible salary to 75% of eligible salary.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN:25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A	Daily Liquidity Asset Allocation Fund	N/A	$6,101,622
*	Dreyfus Trust Company	Dreyfus-Certus Stable Value Fund	N/A	66,845,184
*	Mellon Bank, N.A	Daily Liquidity Money Market Fund	N/A	107,092,255
*	Mellon Bank, N.A	Daily Liquidity Stock Index Fund	N/A	161,191,244
*	Mellon Bank, N.A	Daily Liquidity Aggregate Bond Index Fund	N/A	47,302,041
*	Mellon Bank, N.A	Daily Liquidity International Stock Index Fund	N/A	6,850,273

		Total collective trust funds		395,382,619

		Registered Investment Companies
*	Mellon Bank, N.A **	Self-Directed Account	N/A	4,705,274
*	The Dreyfus Corporation	Dreyfus Premier Technology Growth Fund	N/A	5,706,181
*	The Dreyfus Corporation	Dreyfus International Value Fund	N/A	5,436,214
*	The Dreyfus Corporation	Dreyfus Premier Third Century Fund	N/A	1,916,761
*	The Dreyfus Corporation	Dreyfus Premier Core Value Fund	N/A	29,898,350
*	Founders Asset Management LLC	Dreyfus Founders Worldwide Growth Fund	N/A	14,044,092
*	Founders Asset Management LLC	Dreyfus Founders Discovery Fund	N/A	38,039,627
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. –
		Growth & Income Portfolio	N/A	52,040,192
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio	N/A	18,541,454
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. – Income Portfolio	N/A	5,593,250
*	The Dreyfus Corporation	Dreyfus Disciplined Stock Fund	N/A	95,278,768
*	Founders Asset Management LLC	Dreyfus Founders Growth Fund	N/A	3,514,461

		Total registered investment companies		274,714,624

(Continued)

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN:25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Common Stock
*	Mellon Financial Corporation	Mellon Financial Corporation Common Stock	$242,288,206	$334,885,470

		Total common stock		334,885,470

		Loans
*	Participant loans	Participant loans with various rates of interest and various maturity dates	N/A	23,156,233

		Total investments		$1,028,138,946

*	Party-in-interest

**

The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core Plan investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Mellon Bank, N.A. acts as the trustee to the Self-Directed Account.

N/A	– This information is not required by ERISA or the DOL to be reported for participant-directed investments.

See accompanying independent auditors’ report.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement Savings Plan

By:	/s/ LISA B. PETERS
Lisa B. Peters Chairman, The Mellon Financial Corporation Corporate Benefits Committee

By:	/s/ MICHAEL A. BRYSON
Michael A. Bryson Chairman, The Mellon Financial Corporation Benefits Investment Committee

Date: June 30, 2003

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Accountants.	Filed herewith.

99.1	Certification of Lisa B. Peters and Michael A. Bryson.	Furnished herewith.